Exhibit 99.2

YAMANA GOLD INC.

Consolidated Balance Sheets

As at

(In thousands of United States Dollars; unaudited)	September 30, 2008	December 31, 2007

Current Assets
Cash and cash equivalents	$125,636	$284,894
Accounts receivable	66,020	81,774
Inventory (Note 4)	133,212	97,626
Other current assets (Note 5)	129,366	186,210
	454,234	650,504

Mineral interests (Note 6)	8,465,355	8,947,306
Other long term assets (Note 7)	111,932	118,692
Future income tax assets	135,992	124,422
Goodwill	55,000	55,000
	$9,222,513	$9,895,924

Current Liabilities
Accounts payable	$89,588	$136,355
Accrued liabilities	65,167	126,487
Income taxes payable	43,178	56,288
Current portion of derivative related liabilities (Note 18(a))	20,898	53,954
Current portion of credit facilities (Note 8)	83,543	83,245
Other current liabilities	13,601	16,305
	315,975	472,634

Credit facilities (Note 8)	496,472	539,179
Asset retirement obligation	60,898	63,444
Derivative related liabilities (Note 18(a))	25,965	27,933
Future income tax liabilities	1,892,733	2,696,387
Long term liabilities (Note 9)	140,870	142,716
	2,932,913	3,942,293

Non-controlling interest	46,800	46,810
Shareholders’ Equity Capital Stock Issued and outstanding 699,209,132 common shares (December 31, 2007 - 668,416,987 shares) (Note 10(a))	5,855,424	5,502,518
Share purchase warrants	102,323	270,805
Contributed surplus	24,967	77,393
Accumulated other comprehensive loss (Note 11)	(6,566)	(3,855)
Retained earnings	266,652	59,960

	6,242,800	5,906,821

	$9,222,513	$9,895,924

Commitments and contingencies (Notes 16 and 19)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone	Patrick Mars
Director	Director

YAMANA GOLD INC.

Consolidated Statements of Operations

For the Periods Ended

	Three months ended		Nine months ended
(In thousands of United States Dollars except numbers of shares and earnings per share; unaudited)	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Revenues	$247,465	$199,693	$940,463	$528,493
Cost of sales excluding depreciation, amortization and depletion	(159,749)	(58,800)	(379,635)	(179,755)
Depreciation, amortization and depletion	(42,357)	(15,435)	(142,708)	(39,539)
Accretion of asset retirement obligations	(989)	(522)	(3,560)	(1,229)

Mine operating earnings	44,370	124,936	414,560	307,970

Expenses
General and administrative	(18,020)	(12,061)	(57,650)	(31,531)
Exploration	(6,018)	—	(13,723)	—
Other losses	(767)	(5,305)	(4,148)	(17,997)

Operating earnings	19,565	107,570	339,039	258,442

Investment and other business (loss) income	(22,520)	1,003	(16,278)	6,019
Interest and financing expense	(17,588)	(3,929)	(45,425)	(9,548)
Foreign exchange gain (loss)	45,100	(331)	2,728	(7,026)
Realized loss on derivatives (Note 18(a))	(23,671)	(9,061)	(66,437)	(9,061)
Unrealized gain (loss) on derivatives (Note 18(a))	138,930	(50,786)	36,451	(79,485)

Earnings before income taxes and equity earnings	139,816	44,466	250,078	159,341

Income tax recovery (expense) (Note 13)	9,146	(14,516)	(26,427)	(49,205)
Equity earnings from Minera Alumbrera (Note 6)	1,237	—	31,756	—

Net earnings	$150,199	$29,950	$255,407	$110,136

Basic earnings per share	$0.21	$0.08	$0.37	$0.31

Diluted earnings per share	$0.21	$0.08	$0.36	$0.30

Basic weighted average number of shares outstanding (in thousands) (Note 10(b))	699,114	355,378	686,388	354,208

Diluted weighted average number of shares outstanding (in thousands) (Note 10(b))	708,243	365,519	707,185	366,554

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Consolidated Statements of Shareholders’ Equity

For the Periods Ended

	Nine months ended	Year ended
(In thousands of U.S. Dollars except number of common shares; unaudited)	September 30, 2008	December 31, 2007

Common shares (in thousands)
Balance, beginning of period	668,417	344,595
Issued on exercise of stock options, share appreciation rights and warrants (Note 10(a))	30,792	10,507
Issued on business acquisitions	—	312,465
Other (including acquisition of Maria Preta Property)	—	850
	699,209	668,417

Common shares
Balance, beginning of period	$5,502,518	$1,619,850
Issued on exercise of stock options, share appreciation rights and warrants (Note 10(a))	352,906	99,091
Issued on business acquisitions	—	3,772,313
Other (including acquisition of Maria Preta Property)	—	11,264
	$5,855,424	$5,502,518

Shares to be issued
Balance, beginning of period	$—	$42,492
Issue of stock options, share appreciation rights and warrants	—	(3,009)
Issued on business acquisitions	—	(39,483)
	$—	$—

Share purchase warrants
Balance, beginning of period	$270,805	$73,004
Expiry or exercise of warrants	(168,482)	(4,906)
Value of warrants acquired on business acquisitions	—	202,707
	$102,323	$270,805

Contributed surplus
Balance, beginning of period	$77,393	$61,578
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(53,522)	(36,789)
Stock-based compensation expense for the period	1,096	437
Value of options acquired on business acquisitions	—	52,167
	$24,967	$77,393

Total capital stock, share purchase warrants and contributed surplus	$5,982,714	$5,850,716

Retained earnings (deficit)
Balance, beginning of period	$59,960	$(80,334)
Opening adjustments	—	249
Net earnings	255,407	157,245
Dividends declared	(48,715)	(17,200)

Retained earnings, end of period	266,652	59,960

Accumulated other comprehensive loss (Note 11)	(6,566)	(3,855)

Total retained earnings and accumulated other comprehensive income	$260,086	$56,105

Total shareholders’ equity	$6,242,800	$5,906,821

Consolidated Statements of Comprehensive Income

For the Periods Ended

	Three months ended		Nine months ended
(In thousands of United States Dollars; unaudited)	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Net earnings	$150,199	$29,950	$255,407	$110,136
Other comprehensive income (loss), net of tax (Note 11)	(21,827)	(830)	(2,711)	7,677

Comprehensive income	$128,372	$29,120	$252,696	$117,813

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Consolidated Statements of Cash Flows

For the Periods Ended

	Three months ended		Nine months ended
(In thousands of United States Dollars; unaudited)	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Operating Activities
Net earnings for the period	$150,199	$29,950	$255,407	$110,136
Asset retirement obligations paid	(2,206)	(281)	(5,238)	(1,141)
Realized portion of commodity derivatives	23,671	4,177	66,437	9,061

Items not involving cash:
Depreciation, amortization and depletion	42,357	15,435	142,708	39,539
Stock-based compensation (Note 12(ii))	(77)	137	2,571	698
Future income taxes (Note 13)	(400)	2,261	(54,463)	12,937
Accretion of asset retirement obligations	989	522	3,560	1,229
Unrealized foreign exchange	(46,096)	4,960	3,057	14,119
Unrealized (gain) loss on commodity derivatives (Note 18(a))	(138,930)	50,786	(36,451)	79,485
Provisions and write-offs of assets	33,401	(467)	40,143	5,692
Equity earnings from Minera Alumbrera (Note 6)	(1,237)	—	(31,758)	—
Amortization of financing expenses	227	—	1,132	—
Mark-to-market adjustment on Chapada sales	38,381	—	19,510	—
Other	(79)	1,675	7,720	2,123
	100,200	109,155	414,335	273,878

Net change in non-cash working capital (Note 14(c))	(9,152)	(53,801)	(154,353)	(125,384)
	91,048	55,354	259,982	148,494

Financing Activities
Issue of common shares, options and warrants for cash	2,469	2,348	130,901	25,567
Dividends paid	(35,017)	(3,301)	(48,438)	(10,519)
Proceeds of notes payable and long-term liabilities	—	—	20,000	—
Repayment of notes payable and long-term liabilities	(21,135)	(806)	(64,043)	(2,090)
Other	(214)	486	(595)	(48)
	(53,897)	(1,273)	37,825	12,910

Investing Activities
Expenditures on mineral properties	(56,715)	(26,819)	(182,403)	(67,737)
Acquisition of property, plant and equipment	(38,555)	(21,818)	(77,314)	(53,152)
Expenditures on assets under construction	(46,028)	(13,896)	(157,022)	(16,461)
Deferred business development expenses	—	(6,294)	—	(6,294)
Proceeds on disposition of assets	8	737	3,968	737
Corporate acquisitions, net of cash acquired	—	—	—	(848)
Cash distributions of Minera Alumbrera Ltd. (Note 6)	15,394	—	33,614	—
Settlement of commodity derivatives	(23,671)	(4,177)	(66,437)	(9,061)
Other assets and investments	4,467	(3,282)	(3,366)	(14,333)
	(145,100)	(75,549)	(448,960)	(167,149)

Effect of foreign exchange on non-United States dollar denominated cash and cash equivalents	(4,792)	(544)	(8,105)	3,009
Decrease in cash and cash equivalents	(112,741)	(22,012)	(159,258)	(2,736)

Cash and cash equivalents, beginning of period	238,377	88,956	284,894	69,680

Cash and cash equivalents, end of period	$125,636	$66,944	$125,636	$66,944

Cash and cash equivalents are comprised of the following:
Cash at bank and bank term deposits	$56,224	$49,639	$56,224	$49,639
Short-term money market securities	69,412	17,305	69,412	17,305

	$125,636	$66,944	$125,636	$66,944

Supplementary cash flow information (Note 14)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 (WITH COMPARATIVES AS AT DECEMBER 31, 2007 AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007)

(TABULAR AMOUNTS IN THOUSANDS OR THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE NOTED; UNAUDITED)

1.             BASIS OF PRESENTATION

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2007. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2.             CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3031, Inventories (“Section 3031”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

CAPITAL DISCLOSURES

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 17.

INVENTORY

Section 3031 establishes standards for the measurement and disclosure of inventories.  The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period is disclosed. Except for the new guidance on reversal of write-downs the Company’s practice for valuing inventory in prior periods was substantially in accordance with this new standard. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 18.

3.             BUSINESS ACQUISITIONS

ACQUISITION OF MERIDIAN GOLD INC. (“MERIDIAN”)

During 2007, Yamana acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida, a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the United States.  Yamana offered to exchange 2.235 common shares of Yamana and $6.99 (Cdn$7.00) cash for each common share of Meridian.  Based on a volume adjusted share price of $12.355 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share.

The purchase price of the transaction totaled $3.6 billion, comprised of approximately 226.4 million Yamana common shares, cash of $726.1 million, transaction costs of $28.6 million, and issued options acquired from Meridian.  Yamana exchanged all outstanding options of Meridian (“Meridian options”) for options of Yamana at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809.  On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $17.4 million.  The business combination was accounted for as a purchase transaction with Yamana as the acquirer of Meridian.

During the three months ended September 30, 2008 Yamana finalized the purchase price allocation based on a full and detailed valuation of the Meridian assets by an independent valuator.  The purchase price was calculated as follows:

Issued 226,416,943 Yamana common shares to acquire 100% of Meridian	$2,797,422
Fair value of options acquired	17,448
Cash consideration	726,099
Transaction costs	28,593
Purchase consideration	$3,569,562

The fair value of Yamana options was estimated at $17.4 million using the Black-Scholes option pricing model.  The fair value was determined based on the option pricing model using the following assumptions:

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate (U.S. / CDN options)	3.06% / 4.25%
Expected life	0-3 years
Forfeitures	Nil

The purchase price allocation is as follows:

Net working capital acquired (including cash of $157.4 million)		$92,942
Restricted cash acquired		13,844
Mineral property, plant and equipment
Producing	1,404,432
Non-producing	3,197,461	4,601,893
Other long-term assets		52,742
Long-term liabilities		(156,168)
Future income tax liability		(988,891)
Non-controlling interest		(46,800)
Net identifiable assets		$3,569,562

Subsequent to the quarter end, the Company sold its interest in the Rossi Mine acquired through the acquisition of Meridian for total gross cash proceeds of $29.2 million.  The Company does not expect to record a material gain or loss on the sale of this asset.

Acquisition of Northern Orion Resources Inc. (“Northern Orion”)

During 2007, Yamana entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion which owns a development project in Argentina and a 12.5% interest in Minera Alumbrera Ltd.  Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share. The business combination was accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion.  Yamana also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543.  All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.

During the three months ended September 30, 2008 Yamana finalized the purchase price allocation based on a full and detailed valuation of the Northern Orion assets by an independent valuator.  The purchase price was calculated as follows:

Issued 83,678,397 Yamana common shares to acquire 100% of Northern Orion	$951,885
Fair value of options and warrants acquired	237,426
Cash consideration	221
Transaction costs	7,842
Purchase consideration	$1,197,374

The fair value of Yamana warrants and stock options issued were valued at $202.7 million and $34.7 million, respectively using a Black-Scholes pricing model. These values were determined based on an option pricing model using the following assumptions.

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	4.66%
Expected life	0-3 years
Forfeitures	Nil

The purchase price allocation was as follows:

Net working capital acquired (including cash of $228.1 million)	$230,473
Property plant and equipment, net	3,376
Mineral properties and other assets	1,115,343
Equity investment in Minera Alumbrera Ltd.	272,200
Other assets	12,290
Long-term liabilities	(16,372)
Future income tax liability	(419,936)
Net identifiable assets acquired	$1,197,374

4.             INVENTORY

	September 30, 2008	December 31, 2007
Metal in circuit and gold in process	$31,245	$3,863
Ore stockpiles	22,278	29,869
Product inventories	18,843	16,189
Material and supplies	60,846	47,705
	$133,212	$97,626

The amounts of inventory recognized as expenses during the three and nine month periods ended September 30, 2008 and September 30, 2007 are equivalent to the cost of sales for the respective periods.

5.             OTHER CURRENT ASSETS

	September 30, 2008	December 31, 2007
Restricted cash	$14,324	$14,236
Short-term investments	—	43,746
Advances and deposits	62,745	75,626
Income taxes recoverable	21,085	23,347
Current portion of derivative related assets (Note 18a)	1,592	10,560
Future income tax assets	18,304	8,322
Other current assets	11,316	10,373
	$129,366	$186,210

6.             MINERAL INTERESTS

	September 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Property, plant and equipment (i)	$676,241	$119,265	$556,976	$542,276	$55,607	$486,669
Mineral Properties:
Depletable producing properties	2,363,868	153,353	2,210,515	1,959,635	61,396	1,898,239
Non-depletable development and exploration properties	5,187,638	—	5,187,638	6,239,114	—	6,239,114
Total mineral properties	7,551,506	153,353	7,398,153	8,198,749	61,396	8,137,353
Assets under construction:
Gualcamayo, Argentina	206,460	—	206,460	66,075	—	66,075
São Vicente, Brazil	63,175	—	63,175	16,587	—	16,587
Others	27	—	27	—	—	—
Total assets under construction	269,662	—	269,662	82,662	—	82,662
Equity investment in Minera Alumbrera Ltd. (ii)	253,341	12,777	240,564	245,763	5,141	240,622
Total Mineral Interests	$8,750,750	$285,395	$8,465,355	$9,069,450	$122,144	$8,947,306

(i)                                  Included in property, plant and equipment is $32.4 million (December 31, 2007 - $29.3 million) primarily related to land properties which are not subject to depreciation.

(ii)                              The Company’s 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”) has been accounted for using the equity method.  Under the existing agreement amongst the shareholders of Alumbrera, the Company has the ability to exercise significant influence over its interest in Alumbrera.

	September 30, 2008	December 31, 2007
Balance, beginning of period	$240,622	$—
Acquisition of investment	—	256,177
Equity in earnings	31,756	3,820
Cash distributions received	(33,614)	(19,375)
Adjustment relating to the purchase price on acquisition	1,800	—
Balance, end of period	$240,564	$240,622

7.             OTHER LONG TERM ASSETS

	September 30, 2008	December 31, 2007

Available-for-sale securities (i)	$10,230	$23,201
Long-term investments(ii)	22,248	30,113
Derivative related assets (Note 18a)	226	7,654
Share purchase warrants held	1	140
Other assets	79,227	57,584

	$111,932	$118,692

(i)                                  Available-for-sale securities includes an investment in Central Sun Mining Inc. (“Central Sun”) with a cost of $27.4 million and quoted market value of $4.6 million. Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation. As at September 30, 2008, the Company has recognized a permanent impairment on the investment in Central Sun for a total loss of $22.8 million.

(ii)                              Long-term investments include the following:

Third-Party Sponsored Asset-Backed Commercial Paper (“ABCP”)

The Company holds Cdn$15 million face value in Symphony Trust Series A notes, and is supported by synthetic assets, or a combination of synthetic and traditional securitized assets (the “ABCP investment”). There is no collateral on the ABCP investment. The ABCP investment was acquired through the Company’s acquisition of Northern Orion in October 2007 and was recorded at its estimated fair value as of the acquisition date.  The ABCP investment matured on August 24, 2007 but due to the liquidity issues in the ABCP market, there was no settlement on the maturity date.  Through the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper, a process is underway to exchange the defaulted short-term notes for longer terms notes along with the creation of a liquid trading market.  However, the ultimate trading values and recoveries of the ABCP investment are highly uncertain.

The Company has estimated the fair value of the ABCP investment considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company performed a probability-weighted analysis of the ultimate recovery of the ABCP investment as applied to the ABCP market based on the estimated recovery of the ABCP investment and the probability of the event.

The Company further verified the reasonableness of its valuation of the ABCP investment with the assumption that the repayment, discounted at risk-free rate plus a 10% credit spread (that was referenced in the credit default swap rates on other distressed securities at the time of the analysis), would start two years after December 31, 2007, in equal amounts for eight consecutive years.  The resultant discounted cash flow was consistent with the estimated potential recovery determined by the probability-weighted analysis.  As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount of the ABCP investment.  The Company has not subsequently recorded any additional write-down of the ABCP investment.

The Company has accounted for the ABCP investment as available-for-sale instruments and has classified the ABCP investment as long-term at the end of the period.

The Company continues to monitor developments in the market for ABCP.

At September 30, 2008, the Company’s estimates of the realizable values have not changed.

Auction-Rate Securities (“ARS”)

The Company holds $30.1 million face value in ARS with various legal maturity dates to 2052 (the “ARS investments”).  These ARS investments can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries.  There is no collateral on the ARS investments.  The ARS investments were acquired through the Company’s acquisition of Meridian Gold in October 2007 and recorded at its estimated fair value on the acquisition date resulting in an impairment of par value as of that date.

Although there are prospects for the restructuring of the underlying securities or the creation of secondary trading markets for the securities, the ultimate trading values and recoveries of the ARS investments are highly uncertain.  Due to the absence of a tradable and properly functioning market for Auction Rate Securities, the Company has not been able to liquidate its ARS investments, and thus realize any value on its ARS investments. The total face value of $30.1 million of the Company’s holdings has come up for auction approximately every 30 days since the acquisition of Meridian Gold and has failed each time on its respective auction dates.  Although the Company continues to receive interest payments, the ARS investments are not currently trading and therefore do not have a readily determinable market value.

The Company performed a probability-weighted analysis of the ultimate recovery of the ARS investments as applied to the Auction Rate Securities market based on the expected recovery of their investment and the probability of event.  The Company further verified the reasonableness of its valuation of the ARS investments with the assumption that repayment, discounted at risk-free rate plus a 10% credit spread (that was referenced in the credit default swap rates on other distressed securities at the time of the analysis), would start five years after December 31, 2007, in equal amounts for fifteen consecutive years.  The Company also assumed that the ARS investments continue to stay current on their interest payments.  The resultant discounted cash flow was consistent with the estimated potential recovery determined by the probability-weighted analysis.  As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount.  The Company has not subsequently recorded any additional write-down of the ARS investments.

The Company has accounted for the ARS investments as available-for-sale instruments and classified the ARS investments as long-term at the end of the period.

The Company continues to monitor developments in the market for ARS instruments.

At September 30, 2008, the Company’s estimates of the realizable values have not changed.

8.             CREDIT FACILITIES

	Face Value	September 30, 2008	December 31, 2007

$400 million non-revolving facility (i)	$400,000	$334,172	$395,415
$300 million revolving credit facility (ii)	250,000	245,843	227,009

	650,000	580,015	622,424

Less: current portion		(83,543)	(83,245)

Long-term portion		$496,472	$539,179

(i)                                  Includes transaction costs of $2.7 million net of amortization.

(ii)                              Includes transaction costs of $4.2 million net of amortization.

Each of the $400 million and $300 million credit facilities is secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio. The effective interest rate at September 30, 2008 was 5.89% and 5.44% on the non-revolving credit facility and revolving credit facility respectively.

The following is a schedule of future credit facility principal repayments:

	Non-revolving facility	Revolving facility

2008	$21,052	$—
2009	84,211	—
2010	84,211	—
2011	84,211	—
2012	63,156	250,000

	$336,841	$250,000

9.             OTHER LONG-TERM LIABILITIES

	September 30, 2008	December 31, 2007

Silicosis liability (i)	$21,140	$22,865
Long-term income taxes (ii)	94,327	85,976
Severance accruals	9,232	9,439
Royalty payable	14,398	15,079
Other	1,773	9,357

	$140,870	$142,716

(i)                                 The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006.  The Company estimates this contingency to be about $21.1 million as at September 30, 2008.  The decrease of $1.8 million in the year is due to the devaluation of the Brazilian Real vis-à-vis the United States dollar.  There has been no change in the amount of the contingent liability during the year in local currency.

(ii)                             The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Included in this balance are the additional taxes in the amount of $86 million that have been accrued on the assumption that the profits will be repatriated.

10.          CAPITAL STOCK

(a)                               Common shares issued and outstanding:

During the three and nine month periods ended September 30, 2008, the Company issued 0.5 million shares and 9.7 million shares respectively to optionees on the exercise of their share options and appreciation rights for cash proceeds of $2.5 million and $53.5 million respectively. Previously recognized stock-based compensation in the amount of $3.4 million and $53.5 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus and shares to be issued for the three and nine months respectively.

During the three and nine month periods ended September 30, 2008, the Company issued 1.8 thousand shares and 21.1 million shares respectively to warrant holders on the exercise of their warrants. Cash proceeds for the three and nine month periods ended were $7.0 thousand and $77.4 million respectively. An amount of $9.0 thousand and $168.5 million was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises for the three and nine months respectively.

(b)                               Warrants issued and outstanding:

As at September 30, 2008, the Company had a total of 25.7 million (September 30, 2007 — 16.8 million) share purchase warrants outstanding with an average exercise price of Cdn$9.56 per share (September 30, 2007 - Cdn$8.66). Expiry dates on share purchase warrants range from November 2008 to May 2011, and exercise prices range from Cdn$4.17 to Cdn$19.08. All outstanding warrants were exercisable as at September 30, 2008.  The weighted average remaining life of warrants outstanding was 1.07 years (September 30, 2007 - 1.89 years).

There were no warrants issued during the quarter.

(c)           Weighted average number of common shares and dilutive common share equivalents

	For the three months ended		For the nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Weighted average number of common shares	699,114	355,378	686,388	354,208
Weighted average number of dilutive warrants	8,046	7,021	17,784	7,543
Weighted average number of dilutive stock options	1,083	3,120	3,013	4,803

Dilutive weighted average number of common shares	708,243	365,519	707,185	366,554

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and nine month periods ended September 30, 2008 were 4.9 million (three and nine month periods ended September 30, 2007 – 4.9 million).

11.          ACCUMULATED OTHER COMPREHENSIVE LOSS

	Nine months ended	Year ended
	September 30, 2008	December 31, 2007

Balance, beginning of period	$(3,855)	$—
Opening adjustment, net of tax	—	(3,510)
Unrealized gains (losses) on available-for-sale securities, net of tax expense	9,155	(7,296)
Effective portion of change in fair value of cash flow hedging instruments, net of tax expense	(11,866)	6,951

Balance, end of period	$(6,566)	$(3,855)

12.          STOCK BASED COMPENSATION

(i) A summary of the stock options issued to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	For the periods ended
	September 30, 2008		December 31, 2007
	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)

Outstanding, beginning of period	17,184	$8.08	16,127	$7.27

Issued	—	—	8,991	6.87
Exercised	(11,690)	$7.56	(7,848)	4.97
Expired and cancelled	(1)	$2.93	(86)	13.06

Outstanding, end of period	5,493	$9.22	17,184	$8.08

Exercisable, end of period	5,493	$9.22	17,184	8.08

(ii)                                The Company has established two new stock-based compensation plans in 2008, the Deferred Share Unit (“DSU”) and the Restricted Share Unit (“RSU”) plans.

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman and/or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSUs granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSUs as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a DSU payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value of a common share of the Corporation at the separation date.

RSUs are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSUs shall be granted by taking into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award.

The Company granted 159,127 DSUs at an average price of $14.86 for a total non-cash expense of $2.6 million during the second quarter of 2008. A mark-to-market recovery of $1.2 million is included in general and administrative expenses for the three months ended September 30, 2008 with respect to these DSUs.

A total of $1.1 million was expensed during the third quarter of 2008 in relation to the grant of 952,000 RSUs at an average price of $14.46.  The expense of $1.1 million is included in general and administrative expenses for the three months ended September 30, 2008.

13.          INCOME TAXES

The following table reconciles the statutory rates with the effective income tax rate in these financial statements:

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Combined Canadian federal and provincial statutory tax rate	33.50%	36.12%	33.50%	36.12%

Less:
Lower tax rates in foreign jurisdictions	(5.1)%	(6.0)%	(6.1)%	(3.8)%
Permanent differences	(7.7)%	(10.1)%	(12.2)%	(9.6)%
Mark-to-market on financial instruments	—%	(2.0)%	—%	—%
Accrued foreign exchange gains and losses in Brazil and Canada on inter-corporate debt (i)	(24.5)%	16.3%	(5.2)%	8.3%
Valuation allowance	(2.7)%	(1.7)%	0.6%	(0.1)%

Actual effective tax rate	(6.5)%	32.6%	10.6%	30.9%

Income tax expense is represented by
Current income tax (recovery) expense	$(8,746)	$12,254	$80,890	$36,268
Future Income tax (recovery) expense	(400)	2,262	(54,463)	12,937

Net income tax (recovery) expense	$(9,146)	$14,516	$26,427	$49,205

(i)                                  Tax provision reflects accrued foreign exchange gains and losses in Brazil and in Canada on United States Dollar denominated inter-corporate debt. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 18.0% for the third quarter (16.2% for the third quarter of 2007). The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

14.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)                               SUPPLEMENTARY INFORMATION REGARDING OTHER NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$3,428	$3,193	$53,522	$21,722
Issue of share on acquisition of mineral property	$—	$11	$—	$10,976
Shares received as consideration of assets sold during the year	$—	$—	$511	$4,082
Issue of shares for shares to be issued on options/warrants exercise	$—	$557	$—	$20,042
Issue of shares to be issued as at prior period on business acquisition	$—	$—	$—	$23,006
Transfer of warrants to capital stock	$10	$—	$168,483	$—
Other	$—	$150	$—	$800

(b)           Interest and income taxes paid:

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Interest paid during the period	$16,647	$1,866	$41,479	$5,500
Income taxes paid during the period	$41,300	$6,379	$103,345	$21,433

(c)           Net change in non-cash working capital:

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Net decrease (increase) in
Accounts receivable	$52,415	$(57,716)	$(3,755)	$(124,462)
Inventory	(7,812)	(1,234)	(45,793)	(11,532)
Other current assets	(16,713)	(27,854)	40,166	(30,559)

Net (decrease) increase in
Accounts payable and accrued liabilites	(14,357)	9,040	(130,076)	15,983
Income taxes payable	(22,847)	19,079	(13,695)	24,764
Other current liabilities	162	4,884	(1,200)	422

	$(9,152)	$(53,801)	$(154,353)	$(125,384)

Changes in non-cash working capital items are net of working capital items related to assets under construction and working capital items acquired and disposed of during the period.

15.          SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments primarily in Brazil, Chile, Central America, Argentina and its corporate head office in Canada. The Company’s operating segments are Brazil, Chile, Central America and Canada (which is solely comprised of corporate and administrative activities).

Reconciliation of Segment Income:

				Three months ended September 30, 2008
	Brazil	Chile	Argentina	Central America and Other	Corporate	Total

Revenues	$145,218	$97,449	$—	$4,798	$—	$247,465
Cost of sales	(119,506)	(36,031)	—	(4,212)	—	(159,749)
Depreciation, amortization and depletion	(16,681)	(29,310)	—	3,634	—	(42,357)
Accretion of asset retirement obligation	(307)	(1,413)	—	731	—	(989)

Mine operating earnings	$8,724	$30,695	$—	$4,951	$—	$44,370

General and administrative	(9,022)	(3,012)	169	(1,032)	(5,123)	(18,020)
Exploration	(1,706)	(2,764)	—	(1,548)	—	(6,018)
Other losses	(767)	—	—	—	—	(767)

Operating (loss) earnings	$(2,771)	$24,919	$169	$2,371	$(5,123)	$19,565

Investment and other business (loss) income	(1,253)	(768)	34	(1,098)	(19,435)	(22,520)
Interest and financing expense	(8,576)	—	—	—	(9,012)	(17,588)
Foreign exchange gain (loss)	22,992	7,296	31,377	90	(16,655)	45,100
Realized gain (loss) on commodity derivatives	—	—	—	1,485	(25,156)	(23,671)
Unrealized (loss) gain on commodity derivatives	—	—	—	(373)	139,303	138,930

Earnings before income taxes and equity earnings	$10,392	$31,447	$31,580	$2,475	$63,922	$139,816

Capital expenditures	$56,652	$34,692	$36,222	$13,732	$—	$141,298

				Nine months ended September 30, 2008
	Brazil	Chile	Argentina	Central America and Other	Corporate	Total

Revenues	$596,130	$317,207	$—	$27,126	$—	$940,463
Cost of sales	(253,300)	(105,360)	—	(20,975)	—	(379,635)
Depreciation, amortization and depletion	(48,674)	(91,965)	—	(2,069)	—	(142,708)
Accretion of asset retirement obligation	(1,538)	(1,871)	—	(151)	—	(3,560)

Mine operating earnings	$292,618	$118,011	$—	$3,931	$—	$414,560

General and administrative	(24,788)	(6,464)	(84)	(4,907)	(21,407)	(57,650)
Exploration	(4,249)	(5,910)	(264)	(3,300)	—	(13,723)
Other losses	(4,148)	—	—	—	—	(4,148)
cashflow

Operating earnings (loss)	$259,433	$105,637	$(348)	$(4,276)	$(21,407)	$339,039
		—
Investment and other business (loss) income	(392,430)	1,168	154	(302)	375,132	(16,278)
Interest and financing expense	(16,389)	—	—	—	(29,036)	(45,425)
Foreign exchange gain (loss)	19,895	988	1,304	11	(19,470)	2,728
Realized gain (loss) on commodity derivatives	—	848	—	1,485	(68,770)	(66,437)
Unrealized gain (loss) on commodity derivatives	—	220	—	(373)	36,604	36,451

Earnings (loss) before income taxes and equity earnings	$(129,491)	$108,861	$1,110	$(3,455)	$273,053	$250,078

Capital expenditures	$159,993	$83,544	$131,631	$41,571	$—	$416,739

		Central	Three months ended September 30, 2007
	Brazil	America and Other	Corporate	Total

Revenues	$190,929	$8,764	$—	$199,693
Cost of sales	(54,280)	(4,520)	—	(58,800)
Depreciation, amortization and depletion	(14,776)	(659)	—	(15,435)
Accretion of asset retirement obligation	(465)	(57)	—	(522)

Mine operating earnings	$121,408	$3,528	$—	$124,936

General and administrative	(2,320)	—	(9,741)	(12,061)
Other losses	(5,305)	—	—	(5,305)

Operating earnings (loss)	$113,783	$3,528	$(9,741)	$107,570
Investment and other business income	763	39	201	1,003
Interest and financing expense	(1,689)	—	(2,240)	(3,929)
Foreign exchange gain (loss)	971	3,571	(4,873)	(331)
Realized losses on derivatives	—	—	(9,061)	(9,061)
Unrealized loss on commodity derivatives	—	—	(50,786)	(50,786)

Earnings (loss) before income taxes	$113,828	$7,138	$(76,500)	$44,466

Capital expenditures	$37,265	$25,268	$—	$62,533

		Central	Nine months ended September 30, 2007
	Brazil	America and Other	Corporate	Total

Revenues	$497,950	$30,543	$—	$528,493
Cost of sales	(162,705)	(17,050)	—	(179,755)
Depreciation, amortization and depletion	(37,459)	(2,080)	—	(39,539)
Accretion of asset retirement obligation	(1,050)	(179)	—	(1,229)

Mine operating earnings	$296,736	$11,234	$—	$307,970

General and administrative	(5,062)	—	(26,469)	(31,531)
Other losses	(17,997)	—	—	(17,997)

Operating earnings (loss)	$273,677	$11,234	$(26,469)	$258,442
Investment and other business income	2,550	142	3,327	6,019
Interest and financing expense	(5,223)	—	(4,325)	(9,548)
Foreign exchange (loss) gain	(16,602)	5,274	4,302	(7,026)
Realized losses on derivatives	—	—	(9,061)	(9,061)
Unrealized loss on commodity derivatives	—	—	(79,485)	(79,485)

Earnings (loss) before income taxes	$254,402	$16,650	$(111,711)	$159,341

Capital expenditures	$92,852	$44,498	$—	$137,350

16.          COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at September 30, 2008:

Year	2008	2009	2010	2011	2012	Thereafter	Total

Mine operating/ construction and service contracts and other	$135,826	$161,842	$56,150	$43,081	$940	$2,790	$400,629

17.          CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, ensure externally imposed capital requirements relating to its credit facility are being met, and to provide returns to its shareholders. The Company defines capital that it manages as tangible net worth, which is comprised of total shareholders’ equity less goodwill and other intangible assets.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company’s externally imposed capital requirements from its credit facility are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net debt (debt less cash) to tangible net worth of 0.75.

Not meeting these capital requirements will result in the event of default by the Company. As at September 30, 2008, the Company has met all of the externally imposed capital requirements. The Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2007.

18.          FINANCIAL INSTRUMENTS

(a)           Fair value of financial instruments

The Company’s financial instruments are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable and other current liabilities, derivative assets (liabilities) and income taxes payable (recoverable).  The carrying values of these items approximate their fair values due to the relatively short-term maturities of these instruments. Concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market gain of $138.9 million and $36.5 million for the three and nine months ended September 30, 2008 respectively (mark-to-market loss of $50.8 million and $79.5 million for the three and nine months ended September 30, 2007 respectively) on commodity contracts for the quarter.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $580.0 million (December 31, 2007 – $622.4 million), comprised of a short-term and a long-term portion as described in Note 8, and a fair value of $602.7 million (December 31, 2007 – $632.7 million). The fair value was calculated by discounting the future cash flows by a discount factor based on risk-free interest rates. Fair values of long-term investments were calculated based on market information and the Company’s best estimate.

The following table summarizes derivative related assets:

	September 30, 2008	December 31, 2007

Currency Contracts
Forward contracts	$222	$17,947
Commodity Contracts
Long-call option contracts	1,595	267

	1,817	18,214
Less: Current portion	(1,592)	(10,560)

Long-term portion	$225	$7,654

The following table summarizes the components of derivative related liabilities:

	September 30, 2008	December 31, 2007

Commodity Contracts
Forward contracts	$(9,711)	$—

Commodity Contracts
Forward contracts and options	(22,214)	(63,473)
Long-call option contracts	—	23,025
Option premium	(7,756)	(33,114)

	$(39,681)	$(73,562)
Interest Rate Contracts
Interest rate swaps	(7,182)	(8,325)

	$(46,863)	$(81,887)
Less: Current portion	20,898	53,954

Long-term portion	$(25,965)	$(27,933)

The following table summarizes unrealized derivative gains (losses):

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Non-hedge derivatives
Commodity contracts	$142,659	$(48,011)	$43,220	$(80,224)
Share purchase warrants held	(28)	(136)	(98)	(462)

	142,631	(48,147)	43,122	(80,686)

Hedge ineffectiveness
Ongoing hedge ineffectiveness	(3,701)	(2,639)	(6,671)	1,201
	$138,930	$(50,786)	$36,451	$(79,485)

The following table summarizes realized derivative gains (losses):

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Commodity contracts	$(23,671)	$(9,061)	$(66,437)	$(9,061)

Future income taxes	$7,929	$3,273	$22,256	$3,273

	$(15,742)	$(5,788)	$(44,181)	$(5,788)

Additionally, included in cost of sales are realized gains in the amount of $5.7 million and $12.8 million for the three and nine months ended September 30, 2008 (September 30, 2007 – $1.1 million and $3.2 million for the three and nine months ended) with respect to currency derivative contracts.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 11):

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Effective portion of change in fair value of hedging instruments	$6,802	$5,435	$17,803	$17,500

Balance, end of period	6,802	5,435	17,803	17,500

Future income tax	(2,279)	(2,114)	(5,964)	(6,905)

	$4,523	$3,321	$11,839	$10,595

(b)           Currency risk

The Company’s sales are predominately denominated in United States dollars. The Company is primarily exposed to currency fluctuations relative to the United States dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During the period ended September, 30, 2008, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States dollar. Currency contracts totaling 244.7 million Reais at an average rate of 2.1416 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2008 through to April 2011. Of this, 33.7 million Reais was hedged for 2008, 125.5 million Reais for 2009, and approximately 85.5 million for 2010 through April 2011.

Subsequent to the quarter ended September 30, 2008, Yamana purchased additional currency derivatives for approximately 191.2 million Reais expiring between 2009 and 2010 at an average of 2.4 Reais to the United States Dollar.

The sensitivities below are derived from the estimated impact of a 10% change in the United States dollar exchange rate for the quarter compared with the following currencies, with all other variables held constant.  The impact is expressed in terms of the effect on net earnings and other comprehensive income:

	Three months ended		Nine months ended
	September 30, 2008		September 30, 2008
(on 10% increase in USD exchange rate)	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax

Brazilian Real	$4,351	$2,076	$22,233	$8,746
Argentine Peso	$(2,958)	$—	$66,222	$—
Canadian Dollar	$2,797	$—	$2,797	$—
Honduran Lempiras	$1,665	$—	$1,665	$—
Mexican Peso	$2,888	$—	$16,974	$—
Chilean Peso	$3,519	$—	$8,342	$—

(c)           Commodity price risk

The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold.

During prior years, the Company entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The copper economic hedging program outstanding provides a forward price of $2.64 per pound of copper for a total of 27 million pounds for 2008. As at September 30, 2008, the Company has a total of approximately 163.8 million pounds under open forward contacts.  The program includes long call options for a total of 26.7 million pounds at an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

Subsequent to the quarter end, cash proceeds of $47.5 million were realized on reducing the commodity derivative contracts by 86.3 million pounds.

The sensitivity of the Company’s revenues, realized loss on derivatives, unrealized loss on derivatives, and net earnings due to a 10% change in the average commodity prices for the quarter with all other variables constant is summarized in the table below:

	Three months ended September 30, 2008
(10% increase in price)	Effect on Revenues	Effect on Earnings due to change in Realized Loss on Derivatives	Effect on Earnings due to change in Unrealized Loss on Derivatives	Income Tax effect	Effect on Net Earnings, net of tax

Gold	$7,820	$—	$—	$(1,494)	$6,326
Copper	$(21,578)	$21,804	$(348)	$4,124	$(17,454)
Silver	$3,422	$—	$—	$(654)	$2,768

	Nine months ended September 30, 2008
(10% increase in price)	Effect on Revenues	Effect on Earnings due to change in Realized Loss on Derivatives	Effect on Earnings due to change in Unrealized Loss on Derivatives	Income Tax effect	Effect on Net Earnings, net of tax

Gold	$51,280	$—	$—	$(20,743)	$30,537
Copper	$37,782	$42,971	$48,978	$(9,053)	$28,729
Silver	$12,661	$—	$—	$(5,121)	$7,540

The change in average commodity prices will not have an impact on other comprehensive income.

(d)           Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. During the fourth quarter of 2007, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.50%.  The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At September 30, 2008, all of the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)                                  Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.  For long-term investments credit risk represents the par value of the instruments.  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

(f)                                    Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time.  In addition, the Company addresses the capital management process as described in Note 17.

19.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful, the outcome is not certain.  There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.